UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                              SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING
                                                               000-25579

                                                               CUSIP NUMBER

                                                               2940T 10 8

(Check One): [ ] Form 10-K   [ ] Form 11-K   [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: September 30, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended: __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

    PART I - REGISTRANT INFORMATION


    PLURIS ENERGY GROUP INC.
    ---------------------------------------------------------
    Full Name of Registrant

    Suite 2703 - 550 Pacific Street
    ---------------------------------------------------------
    Address of Principal Executive Office (Street and Number)

    Vancouver, British Columbia, Canada  V6Z 3G2
    ---------------------------------------------------------
    City, State and Zip Code


    PART II - RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant recently engaged new counsel to review its 1934 Act filings and the Company has been unable to provide the new counsel with the information needed for their review of the Form 10-Q sufficiently prior to the due date to allow them to complete their review.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Rahul Gandhi                      604                607-1677
     ------------------------       -----------       ------------------
             (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no,
identify report(s). [ X ] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report a net loss for the three and nine months ended September 30, 2008 of $1,004,824 and $4,289,307, respectively, as compared to a net loss of $2,128,607 and $5,138,710 for the corresponding periods in the prior year. The decrease in net losses was primarily due to a decrease in management and consulting fees
     - stock-based and a decrease in general and administrative expenses.
     The decrease in general and administrative expenses was primarily due to a decrease in office expenses and travel expenses.


______________________________________________________________________________


                           PLURIS ENERGY GROUP INC.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 17, 2008        By:/s/ Rahul Gandhi
                                 ----------------------------------------
                                 Rahul Gandhi, Chief Financial Officer